Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

November 14, 2022

FILED AS EDGAR CORRESPONDENCE

Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-2 for Delaware Wilshire Private Markets Tender Fund (File Nos. 333-265303 and 811-23562)

Dear Ms. Hahn:

On behalf of our client, Delaware Wilshire Private Markets Tender Fund (the “Tender Offer Fund”), this letter responds to your comments on the Tender Offer Fund’s initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 4 to the Tender Offer Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”), which you provided via letter on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on May 27, 2022 under the 1933 Act and the 1940 Act.

Summaries of your comments and our responses thereto on behalf of the Tender Offer Fund are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Tender Offer Fund’s prospectus (the “Prospectus”) and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Jaea Hahn, Esq.

November 14, 2022

General Comments

1.	Comment. The filing contains some placeholders for missing disclosure/financial statements. Please ensure that all missing information, including seed financials, an auditor’s report and accompanying consent, are included in a pre-effective amendment responding to these comments.

Response. The Tender Offer Fund confirms that the above-referenced information regarding financial information will be included in a future pre-effective amendment.

2.	Comment. The Tender Offer Fund currently has an effective registration statement on Form N-2 under the 1940 Act only and the SAI states that the Tender Offer Fund has not commenced operations. Supplementally, please confirm that no Tender Offer Fund Shares have been sold pursuant to that registration statement.

Response. The Tender Offer Fund confirms that no Tender Offer Fund Shares have been sold.

3.	Comment. Please supplementally explain why the Tender Offer Fund is now registering under the 1933 Act since it already has an effective registration statement under the 1940 Act.

Response. The Tender Offer Fund believes registering its shares under the 1933 Act is desirable and prudent from a legal, business and marketing perspective.

4.	Comment. Please briefly discuss any exemptive relief applied for or other approvals that may need to occur prior to any offering/sale of Tender Offer Fund Shares.

Response. Currently, it is not anticipated that the Tender Offer Fund will require any further exemptive relief or other approval before commencing operations. We note that the Tender Offer Fund has previously obtained a “co-investment’ exemptive order from the SEC. See File No. 812-15119-01, Investment Company Act Release No. 34270 (May 12, 2021) (notice) and 34296 (June 8, 2021) (order). In addition, the Tender Offer Fund is part of ongoing discussions with the SEC staff regarding obtaining a multi-class exemptive order for the Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Fund and the Tender Offer Fund.

Repurchase Agreement comments:

5.	Comment. Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, except that full payment of the 5% annual audit holdback will be made no later than 5 business days after completion of the annual audit.

Response.	The registration statement has been revised to reflect these comments.

6.	Comment. Please explain how issuing a promissory note to tendering shareholders is consistent with a shareholder’s legal right to obtain prompt payment of the cash consideration under rule 13e-4(f)(5). If the Fund retains this disclosure, please disclose: (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law; and (b) that the terms of the Promissory Note will include the Fund’s obligation to make full cash payment under the Promissory Note no later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, other than the 5% annual audit holdback, which will be paid in full in cash no later than 5 business days following completion of the annual audit.

Response. The registration statement has been revised to remove references to the use of a promissory note.

Jaea Hahn, Esq.

November 14, 2022

Cover Page

7.	Comment. Please define “Shares” on the cover page since the term is used in footnotes 1 and 2.

Response.	The Tender Offer Fund has made the requested revisions.

8.	Comment. We note that the introductory paragraph of the cover page states the Tender Offer Fund is a Delaware Statutory Trust registered as a non-diversified closed-end management company and defines the 1940 Act while footnote 1 to the table defines “DWPM Fund” yet the fourth paragraph on page 2 repeats all of this information. Please review and revise the cover page to remove duplicative disclosure and defined terms.

Response.	The Tender Offer Fund has made the requested revisions.

9.	Comment. Please consider using the term “Auction Fund” rather than DWPM Fund and Master Fund to avoid confusion.

Response. The Tender Offer Fund respectfully declines to make the requested change. The Tender Offer Fund has previously considered this option for disclosure and chose to use the term “DWPM Fund.” The DWPM Fund is currently in operation, and the Adviser prefers to continue using the term “DWPM” Fund for business and marketing reasons, including public name recognition.

10.	Comment. In the fourth paragraph on page 2, the last sentence essentially repeats previous sentence but says “solely” rather than “substantially all”. Please reconcile. If each Feeder Fund will hold substantially all of its assets in the Master Fund, clarify what other assets the Feeder Fund will hold.

Response. Although the Tender Offer Fund does not believe these two sentences are inconsistent, it has reconciled the language to use the term “solely” in both sentences. The Tender Offer Fund intends to solely invest in assets of the Master Fund; however, it may hold cash positions for purposes of temporary defensive measures or in connection with exchanges and tender offer repurchases. The Tender Offer Fund has revised the disclosure to clarify the Prospectus in this regard.

11.	Comment. In the fifth paragraph on page 2, please clarify that shares of the Auction Fund may be sold only to Eligible Investors, Tender Offer Fund Shares are sold only to current Auction Fund Shareholders through an exchange of Shares, and, if true, that the Master Fund Shares are currently held only by the Tender Offer and Auction Funds (but may be sold to other Eligible Investors).

Response. The Tender Offer Fund has made the requested revisions and clarified that shares of the Master Fund may be purchased by the Feeder Funds and other Eligible Investors.

Jaea Hahn, Esq.

November 14, 2022

12.	Comment. In the fifth paragraph on page 2, please remove the date since it is unclear what the significance of registration under the 1933 Act has for an investor and shares of the Tender Offer Fund are already registered under the 1940 Act.

Response.	The Tender Offer Fund has deleted the referenced sentence.

13.	Comment. Since the Tender Offer Fund will be non-traded, please revise the last two paragraphs to include disclosure of special risks related to liquidity (e.g., there will be no secondary market for the Tender Offer Fund Shares) and distribution sources; highlight this disclosure in bold and bullet points. Please state that the Tender Offer Fund will make periodic repurchase offers for its securities, subject to certain conditions. Specify the anticipated frequency of repurchase offers, pricing and repayment, and if applicable, the anticipated timing of the fund’s initial repurchase offer. Add a cross reference to those sections of the prospectus that discuss the fund’s repurchase policies, tax and other attendant risks.

Response.	The Tender Offer Fund has made the requested revisions.

Summary of Terms

The Funds, p. 11

14.	Comment. Supplementally, please provide an update of the status of the multiclass exemptive application filed with the Commission.

Response. The Tender Offer Fund, through legal counsel, continues to work with the Division of Investment Management Chief Counsel’s office on the details of the multiclass exemptive application. We can provide the Staff with additional information about the status via telephone call, if that would be helpful.

Purchase, Exchange and Repurchase of Shares, pp. 1-3

15.	Comment. Please revise this section to emphasize how Tender Offer Fund Shares are purchased, exchanged or repurchased rather than the Auction Fund Shares.

Response.	The Tender Offer Fund has made the requested revisions.

16.	Comment. In the first paragraph, please clarify that Tender Offer Fund Shares are “sold” via exchange for Auction Fund Shares. Please clarify whether an Auction Fund Shareholder may revoke their exchange of Auction Fund Shares for Tender Offer Fund Shares.

Response. The Tender Offer Fund has made the requested revisions.

[1]	Page references are to the marked copy of the registration statement provided by counsel on May 31, 2022.

Jaea Hahn, Esq.

November 14, 2022

17.	Comment. Please briefly describe the effect a repurchase of Tender Offer Fund Shares, included any related financings, will have on expense ratios and portfolio turnover of the Tender Offer Fund.

Response.	The Tender Offer Fund has made the requested revisions.

18.	Comment. Please consider deleting or separating out the discussion of the Auction Fund Shares since these are not being offered by this prospectus.

Response. The Tender Offer Fund has revised this section of the Prospectus by separating out the discussion of the DWPM Fund.

NFS Auction Process, pp. 3-4

19.	Comment. Please delete or move this disclosure to a less prominent location since the process described is how an investor may purchase Auction Fund Shares and this prospectus relates to Tender Offer Fund Shares.

Response. The Tender Offer Fund has made the requested revisions by moving the disclosure to a less prominent location in the Summary of Terms section of the Prospectus.

The Tender Offer Fund, pp. 4-5

20.	Comment. Please move this section to give more prominence since the Tender Offer Fund is the fund being offered by the prospectus.

Response.	The Tender Offer Fund has made the requested revisions.

21.	Comment. Please briefly describe when the Tender Offer Fund expects tender offers to occur and state whether the fund has a fundamental policy with regard to repurchases.

Response. The Tender Offer Fund expects tender offers to occur annually, if approved by the Board. The Tender Offer Fund does not have a fundamental policy with regard to repurchases.

22.	Comment. Confirm that the Tender Offer Fund does not intend to operate as an interval fund.

Response. The Tender Offer Fund confirms that it does not intend to operate as an interval fund.

Transfer of Shares, p. 5

23.	Comment. This section describes the Auction Fund; please describe the process for the Tender Offer Fund Shares.

Response. The Tender Offer Fund respectfully declines to revise this section, because it already discusses the limited circumstances under which both DWPM Fund Shares and Tender Offer Fund Shares can be transferred. Because Tender Offer Fund Shares can be obtained by exchanging DWPM Fund Shares for Tender Offer Fund Shares, the Tender Offer Fund does not believe removing the discussion of the DWPM Fund Shares from this section would be helpful.

Investment Minimum, p. 5

Jaea Hahn, Esq.

November 14, 2022

24.	Comment. Please clarify what is meant by “The minimum Exchange amount is $25,000 or, if lower, all of the investor’s DWPM Fund Shares” (for example, if an investor’s account value is lower than the minimum, are they permitted to tender all of their remaining shares).

Response. The Tender Offer Fund has revised this sentence as follows: The minimum Exchange amount is $25,000 or all of the investor’s DWPM Fund Shares (if the total aggregate value of the investor’s DWPM Fund Shares is less than $25,000).

Risks

Master-Feeder Structure, p. 11

25.	Comment. Please confirm that even though the Master Fund has received a co-investment exemptive order, it still does not intend to currently co-invest as stated in the second sentence.

Response. The discussion in the “Master-Feeder Structure” section under “Summary of Terms – Risks” is focused on potential investors in the Master Fund in addition to the Feeder Funds. The disclosure does not address the Master Fund co-investing with its affiliates. The Tender Offer Fund confirms that while it currently has no intention to do so, the Master Fund may accept other investors into the Master Fund (beyond the Feeder Funds), as currently stated in the Prospectus.

Non-Diversification, p. 14

26.	Comment. Please remove the last sentence of this section which mitigates the non-diversification risk or move it to the discussion of the Master Fund’s principal investment strategy.

Response. The Tender Offer Fund has deleted the sentence.

27.	Comment. Please distinguish between non-diversification for purposes of the 1940 Act and qualifying as a regulated investment company for purposes of Subchapter M under the Internal Revenue Code.

Response. The Tender Offer Fund respectfully declines to make this revision. In response to Comment 26, the Tender Offer Fund removed from this risk factor the references to regulated investment company status under the Internal Revenue Code. Accordingly, the Tender Offer Fund respectfully declines to add back a discussion of regulated investment company status in this section. We note qualifying as a regulated investment company for purposes of Subchapter M under the Internal Revenue Code is discussed in the U.S. Federal Income Tax Matters section of the Prospectus, which includes a discussion of the diversification requirements under Subchapter M.

United Kingdom Exit from EU, pp. 15-16

Jaea Hahn, Esq.

November 14, 2022

28.	Comment. Please explain why this is a principal risk or move to where more appropriate such as the SAI.

Response. The Tender Offer Fund believes this is a principal risk factor associated with investments in companies located in the United Kingdom or the European Union. The Master Fund may invest directly or indirectly in securities of issuers located in, or exposed to the risks of, United Kingdom or European Union countries. Accordingly, the Tender Offer Fund believes it should disclose this risk as a principal risk factor.

Market Disruption Risk and Terrorism Risk, p. 17

29.	Comment. Please update to discuss recent events such as Russia’s invasion of Ukraine, if applicable.

Response.	The Tender Offer Fund has made the requested revisions.

Natural Disaster/Epidemic Risk, p. 17

30.	Comment. Please revise the last sentence to remove “in either case.”

Response.	The Tender Offer Fund has made the requested revisions.

Plan of Distribution, pp. 24-25

31.	Comment. Please supplementally explain why the Tender Offer Fund needs a distributor since the only way to purchase Tender Offer Fund Shares is through an exchange offer of Auction Fund Shares.

Response. The Tender Offer Fund, along with the DWPM Fund, is a Feeder Fund of the Master Fund. The Tender Offer Fund expects to become a party to the DWPM Fund’s existing distribution agreement. Because Tender Offer Fund Shares can be purchased through an exchange of DWPM Fund Shares, the Tender Offer Fund would like to be covered under a shared distribution agreement. However, it is not currently anticipated that the Tender Offer Fund will bear any costs under the distribution agreement.

Eligible Investors, p. 25

32.	Comment. Please move the disclosure in the first paragraph since the discussion of tender offer exchange is not related to eligible investors but relates to purchase, exchange and repurchase of Tender Offer Fund Shares.

Response.	The Tender Offer Fund has made the requested revisions.

Structure, p. 27

33.	Comment. With regard to the Auction Fund, please add a cross reference to where the frequency of auctions is described in greater detail. Is there a minimum number of participants required to conduct an auction?

Response. The Tender Offer Fund has added a cross reference as requested. As disclosed in the Prospectus, the DWPM Fund intends to have monthly auctions, subject to sufficient investor demand. Whether there is sufficient investor demand for an auction will be determined by NFS on an auction-by-auction basis based on the particular facts and circumstances required to conduct an auction.

Jaea Hahn, Esq.

November 14, 2022

34.	Comment. If Auction Fund Shareholders wish to sell their shares through the NFS process, please clarify whether they must wait until a monthly auction. Will existing Auction Fund Shareholders be given a preference to sell their shares over the Auction Fund itself during a monthly auction?

Response. The Tender Offer Fund believes the existing disclosure is sufficiently clear with respect to DWPM Fund shareholders’ ability to sell DWPM Fund Shares at an auction. Specifically, the disclosure notes that subject to Board approval, the auctions will occur monthly, subject to sufficient investor demand. The disclosure also notes that the auctions may be restricted at certain times, and it outlines the process by which buy and sell orders may be placed during an auction. Moreover, the disclosure states that “The Funds, and any affiliated purchaser thereof, may not . . . participate, directly or indirectly, in auctions via NFS” subject to certain narrow exceptions described in the disclosure.

35.	Comment. Please clarify that despite the ability to participate in an auction prior to tendering shares, there is no other secondary market for Auction Fund Shares.

Response. As disclosed in the first paragraph of the “Purchase and Exchange of Fund Shares – NFS Auction Process” section of the Prospectus, the Tender Offer Fund views the auction process as a “secondary market.” The Tender Offer Fund represents, however, that it is not aware of any other secondary market for DWPM Fund Shares.

Summary of Fees and Expenses, pp. 28-30

36.	Comment. Please provide a completed fee table and expense example for our review. We may have additional comments.

Response. The Tender Offer Fund confirms that a completed fee table and expense example will be included in a future pre-effective amendment. The Tender Offer Fund acknowledges that the Staff may have additional comments in this regard.

37.	Comment. Supplementally, please discuss whether the Master Fund has invested in portfolio securities yet and whether the Auction Fund has conducted any auctions on the NFS.

Response. The Tender Offer Fund confirms that the Master Fund commenced operations on October 28, 2020, and it has invested in portfolio securities. In addition, the Tender Offer Fund confirms that DWPM Fund shares have transacted on the NFS auction platform.

38.	Comment. The disclosure suggests the Auction Fund has an operating history. Supplementally, please discuss how long the Auction Fund has been operating and whether it has sold any Auction Fund Shares.

Response. The DWPM Fund commenced operations on October 28, 2020 and has sold DWPM Fund Shares. Information about its financial operations is available in its currently effective registration statement and in its shareholder reports filed with the SEC. If you have any specific questions, we are happy to address them.

Jaea Hahn, Esq.

November 14, 2022

Types of Investments & Related Risks, pp. 37-92

Tax Risks, pp. 51-53

39.	Comment. In the carryover sentence on pages 52 – 53 (“If the Master Fund did not qualify ...”), please change did” to “does” and “were” to “are”.

Response.	The Tender Offer Fund has made the requested revisions.

Fees and Expenses, pp. 94-97

40.	Comment. You state on page 96 that an affiliate of the Adviser will pay the organizational costs for the Tender Offer Fund Shares through reimbursement to the fund. Please disclose whether these costs may be recouped by the Adviser.

Response.	The Tender Offer Fund has made the requested revisions.

Statement of Additional Information

Advisory Fees Paid to the Adviser

41.	Comment. In the advisory fee table, please revise footnote 2 to clarify whether it is the Master Fund that began operations on October 28, 2020. Please disclose when the Auction Fund began operations.

Response. The Tender Offer Fund has made the requested revisions to clarify that both the Master Fund and the DWPM Fund commenced operations on October 28, 2020.

Sub-Advisory Agreement with respect to the Funds

42.	Comment. In footnote one to the sub-advisory fee table, please clarify which Fund’s operations are being referred to. Are these fees paid by the Master Fund with each Feeder Fund paying its pro rata share to reimburse the Master Fund?

Response. The Tender Offer Fund has revised the footnote to clarify that both the Master Fund and the DWPM Fund commenced operations on October 28, 2020. The disclosure under the “Adviser – Advisory Fees Paid to the Adviser” section states that the Master Fund (and not the Feeder Funds) pays the Adviser a management fee. In addition, the disclosure states “Through its investment in the Master Fund, each Feeder Fund bears a proportionate share of the investment management fee paid by the Master Fund to the Adviser in consideration of the advisory and other services provided by the Adviser to the Master Fund.” Accordingly, the Tender Offer Fund believes the existing disclosure is sufficiently clear regarding payment of the Advisory Fee.

Jaea Hahn, Esq.

November 14, 2022

The Distributor

43.	Comment. If Tender Offer Fund Shares are only offered to Auction Fund Shareholders through an exchange, please describe the need for a distribution agreement for the Tender Offer Fund and discus the role the Distributor plays with respect to the Tender Offer Fund.

Response. The Tender Offer Fund supplementally responded to Comment 31 regarding the Distribution Agreement. The disclosure in “The Distributor” section discusses the role of the Distributor with respect to the DWPM Fund only. The Tender Offer Fund respectfully believes that the existing disclosure is sufficiently clear in this regard, but has revised the language to help clarify that the discussion regarding the distribution of shares applies only to the DWPM Fund.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber